SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 26, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips successfully prices offering of Notes for EUR 1 billion
”, dated March 25, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of March 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 25, 2020

Philips successfully prices offering of Notes for EUR 1 billion

Amsterdam, the Netherlands – Koninklijke Philips N.V. (“Royal Philips”) (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the successful pricing of its issue of EUR 500 million fixed rate notes due 2025 and EUR 500 million fixed rate notes due 2030 (together the “Notes”).

The net proceeds of the offering are intended for general company purposes and sustainable innovation expenditures as defined in the ESG framework available on the debt section of Philips Investor Relations website, and will further enhance the company’s liquidity position in view of the possible continued impact of the COVID-19 pandemic on financial markets in 2020.

The issue price for the notes due 2025 is 99.550% with a Coupon of 1.375%, resulting in a yield of 1.469%. The issue price for the notes due 2030 is 99.204% with a Coupon of 2.000%, resulting in a yield of 2.089%.

Settlement and issue of the Notes is scheduled for March 30, 2020. Application has been made for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange.

Philips is committed to maintaining a strong investment grade credit rating. Currently, the company has a BBB+ rating (with stable outlook) by Standard & Poor's, a Baa1 rating (with stable outlook) by Moody's and an A- rating (with stable outlook) by Fitch.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ‘SECURITIES ACT‘), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE IS NO INTENTION TO REGISTER ANY SECURITIES REFERRED TO HEREIN IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

This press release is directed only (i) at persons who are outside the UK, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (iii) at persons falling within Article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Order or (iv) to persons to whom an invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This press release must not be acted or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Relevant stabilisation regulations including FCA/ICMA apply.

MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.